NEWS RELEASE

EMX Royalty Options Four Gold Projects in Idaho and Nevada to Hochschild Mining

Vancouver, British Columbia, December 21, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce the execution, by its wholly-owned subsidiary Bronco Creek Exploration Inc., of exploration and option agreements (the "Agreements") for four precious-metals projects (the "Projects" or individually a "Project") located in Idaho and Nevada to Hochschild Mining PLC (LSE: HOC) ("Hochschild"). The Agreements provide EMX with work commitments and cash payments during Hochschild's earn-in period, and upon earn-in for a given project, a 4% net smelter return ("NSR") royalty, annual advance royalty payments, and milestone payments. Prior to final execution of the agreements, EMX and Hochschild agreed to, and commenced, initial exploration programs on all four Projects.

The three Idaho Projects, Valve House, Timber Butte, and Lehman Butte are located in southern and south-central Idaho (see Figure 1). Valve House and Timber Butte host Carlin-style gold mineralization in prospective carbonate-rich lithologies. Lehman Butte hosts epithermal style veins in Eocene volcanic rocks and jasperoids in older Paleozoic carbonate rocks. The Speed Goat Project hosts an intrusion-related gold-copper target located in the greater Battle Mountain-Eureka gold belt of north-central Nevada.

The Projects were recently acquired by staking prospective open ground during EMX's ongoing regional scale, field-oriented royalty generation gold program. The Agreements with Hochschild serve as an example of the Company's successful execution of the royalty generation aspect of its business model. Part and parcel to EMX's business model, the Projects are now advancing with funding from a quality international mining company with EMX receiving pre-production payments while retaining upside optionality with retained NSR royalty interests.

Commercial Terms Overview. Pursuant to the Agreements, Hochschild can earn a 100% interest in a Project by (all dollar amounts in USD): (a) making option payments totaling $600,000, (b) completing $1,500,000 in exploration expenditures before the fifth anniversary of a given Agreement, and (c) reimbursing EMX the previous year's holding costs. For clarity, the above terms are per individual Agreement covering an individual Project.

Upon an option exercise, EMX will retain a 4% NSR royalty on a Project. Hochschild may buyback up to a total of 1.5% of the royalty by first completing an initial 0.5% royalty buyback for a payment of 300 ounces of gold (or the cash equivalent) to the Company prior to the third anniversary of the option exercise. If the first buyback is completed, then the remaining 1% of the royalty buyback can be purchased anytime thereafter for a payment of 1,700 ounces of gold (or the cash equivalent) to the Company. Hochschild will also make annual advance royalty ("AAR") payments of $50,000 that increase to $100,000 upon completion of a Preliminary Economic Assessment ("PEA"). The AAR payments for a Project cease upon commencement of production. In addition, Hochschild will make Project milestone payments consisting of: (a) $500,000 upon completion of a PEA, (b) $1,000,000 upon completion of a Prefeasibility Study, and (c) $1,000,000 upon completion of a Feasibility Study.

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Project Overviews and 2021 Work Programs. The Projects optioned to Hochschild represent diverse styles of precious metals mineralization within, and along extensions of, key mineral belts in Idaho and Nevada.

Valve House, Idaho. Valve House is located approximately 25 kilometers southeast of Pocatello, Idaho.  The Project covers 9.5 square kilometers of Carlin-style alteration and mineralization hosted within lower Paleozoic silty carbonate units. Gold mineralization is both structurally and stratigraphically controlled. The last noteworthy exploration, conducted in the 1980's, identified three separate areas of gold mineralization and jasperoid replacement in limestone lithologies. Historical drill intercepts from this work included 42.7 meters averaging 0.87 g/t gold (from 10.7 to 53.4 m, true width unknown) and 21.3 meters averaging 0.71 g/t gold (from 0 to 21.3 m, true width unknown)1. Mineralization remains open for expansion.

To date, Hochschild has conducted additional reconnaissance mapping and rock chip sampling, a property-wide soil survey and an induced polarization ("IP") geophysical survey. As well, Hochschild expanded the property position by staking additional claims. Hochschild's exploration results are pending.

Timber Butte, Idaho. Timber Butte is located approximately 15 kilometers northeast of Carey, Idaho.  The Project is a Carlin-style target characterized by anomalous gold mineralization associated with jasperoid and decalcified carbonate bearing rocks along north-northwest oriented structures cutting Roberts Mountains Formation, a key host to Carlin-style mineralization in Nevada. Cordex explored a portion of Timber Butte in the 1970's and completed three rotary holes that intersected anomalous gold mineralization. EMX's work has extended beyond the historical target area with additional targets identified along trend and under shallow colluvial cover. EMX's rock chip sampling of altered outcrops on the main structural trend returned assay results including 1.25 g/t gold (n=19, avg. 0.1 g/t Au) along a strike length of approximately 3.2 kilometers.

After completing additional reconnaissance mapping and rock chip sampling, Hochschild expanded the land position, completed soil sampling geochemical surveys over key target areas, and collected stream sediment samples.  An IP survey is planned for the first part of 2022 while awaiting assay results from the geochemical sampling programs.

Lehman Butte, Idaho.  Lehman Butte is located in south-central Idaho, approximately 15 kilometers west-northwest of Mackay. The target at Lehman Butte is low sulfidation epithermal precious metals mineralization in quartz-sulfide veins cutting Eocene lavas and tuffs which overlie Paleozoic carbonate units. The quartz-sulfide veins are commonly greater than one meter wide and associated with widespread quartz-clay-adularia alteration in intermediate volcanic rocks, as well as with jasperoid alteration in the underlying Mississippian age limestone. The Project was identified from an EMX regional stream sediment geochemical program. Follow-up reconnaissance work included a rock chip sample of 3.1 g/t gold and 19.8 g/t silver (n=35, avg. 0.185 g/t Au and 6.7 g/t Ag) coincident with silicified zones and quartz-pyrite feeder veins. EMX and Hochschild are targeting bulk-tonnage precious metals mineralization hosted within permeable tuffaceous units.

1 Meridian Gold and Cordex Exploration, 1984-1991. Unpublished internal company data.

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Hochschild's recently completed work program entailed property-wide geologic mapping and rock chip sampling along with an 800-sample soil survey and ground magnetic geophysical program. Results are pending. An IP survey together with an initial drill test is planned for the spring of 2022.

Speed Goat, Nevada.  Speed Goat is located within the Battle Mountain-Eureka Trend, approximately 30 kilometers northwest of the Phoenix-Fortitude intrusion-related skarn system in north-central Nevada.  EMX identified gold-copper mineralization composed of sheeted quartz-iron oxide after sulfide veins cutting Jurassic granodiorite. Mineralization appears to be related to a series of north-south striking porphyry dikes. Reconnaissance soil sampling by EMX outlined a 0.6 by 1 kilometer gold-in-soil anomaly (n=73, avg. 82 ppb Au) coincident with rock chip assays from outcrop that included 5.1 g/t gold (n=20, avg. 0.67 g/t Au).  The mineralization is also anomalous in pathfinder geochemical elements (e.g., Bi-As-Sb-Cu), consistent with other intrusion-related gold systems in the nearby Battle Mountain district.

At Speed Goat, Hochschild completed additional geologic mapping and select channel sampling across the target zone in addition to ground magnetic and IP geophysical surveys in preparation for an initial drill test.

Comments on Sampling, Assaying, QA/QC, and Historical Exploration Results. EMX's exploration samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Reno, Nevada and Vancouver, Canada (ISO 9001:2017 and ISO/IEC 17025:2017 accredited) for sample preparation and analysis. Gold assays were performed by fire assay with an ICP/AES finish. EMX conducts routine QA/QC analysis on its exploration samples, including the utilization of certified reference materials, blanks, and duplicate samples. Gold assays were performed by fire assay with an ICP/AES finish. Silver and other elements were analyzed by four acid digestion with ICP-AES or AAS finish.

From EMX's independent field work, including geological mapping and geochemical sampling, the historical drill results referenced from Meridian and Cordex are judged to be representative and relevant.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1: Locations of the EMX Projects optioned to Hochschild

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